Exhibit 4.8

Invoice Summary Invoice: Summary 01/01/06 - 03/31/2006 Date: March 31, 2006		Mark Rumph 8 Silkberry Irvine, CA 92604 (949) 394 5537

To: Cobalis 2445 McCabe Way Irvine, CA 92614 949-757-0001	Ship to (if different address):

Hours	DESCRIPTION	Unit Price	TOTAL
	01/01/2006 - 01/31/2006 Invoice # 235 02/01/2006 - 02/28/2006 Invoice # 236 03/01/2006 - 03/31/2006 Invoice # 237		$900.00 $900.00 $2400.00
Sub Total			$4200.00
TOTAL DUE			$4200.00